List of Subsidiaries of Frezer, Inc.

Names	Jurisdiction	Ownership

BEFUT Corporation (“Befut Nevada”)	State of Nevada	100% owned by Frezer, Inc.
Hongkong BEFUT Co., Limited (“Befut HongKong”)	Hong Kong	100% owned by Befut Nevada
Befut Electric (Dalian) Co., Ltd.	P.R. China	100% owned by Befut Hongkong